Filed by Motion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Motion Acquisition Corp.

Related Registration Statement File No. 333-257681

Motion Acquisition Corp. Announces Effectiveness of Registration Statement and Date for Annual Meeting to Approve Proposed Business Combination with DocGo

Meeting Scheduled for November 2, 2021

Stockholders of Record as of September 9, 2021 are Eligible to Vote at Annual Meeting

NEW YORK, NY, October 14, 2021 – Motion Acquisition Corp. (“Motion”) (Nasdaq: MOTNU, MOTN, MOTNW), a publicly traded special purpose acquisition company, today announced that its registration statement on Form S-4 (the “Registration Statement”) in connection with its previously announced proposed business combination (the “Business Combination”) with Ambulnz, Inc., dba DocGo (“DocGo” or the “Company”), a leading provider of last-mile telehealth and integrated medical mobility services, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Motion, DocGo and the Business Combination.

Motion also announced today that its Annual Meeting of Stockholders (the “Annual Meeting”) to consider and vote upon the Business Combination and related matters has been set for November 2, 2021 at 10:00 a.m. EST. Stockholders of record as of September 9, 2021 (the “Record Date”) are eligible to attend and vote at the Annual Meeting which will be accessible by visiting https://www.cstproxy.com/motionacquisition/2021.

The closing of the Business Combination is subject to approval by Motion’s stockholders, and the satisfaction of other customary closing conditions.

To register and receive access to the hybrid virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement included in the Registration Statement.

About DocGo

DocGo is a leading provider of last-mile telehealth and integrated medical mobility services. DocGo is disrupting the traditional four-wall healthcare system by providing care at the scale of humanity. DocGo’s innovative technology and dedicated field staff of certified health professionals elevate the quality of patient care and drive business efficiencies for facilities, hospital networks and health insurance providers. With Mobile Health, DocGo empowers the full promise and potential of telehealth by facilitating healthcare treatment, in tandem with a remote physician, in the comfort of a patient’s home or workplace. Together with DocGo’s integrated Ambulnz medical transport services, DocGo is bridging the gap between physical and virtual care. For more information, please visit www.docgo.com.

About Motion Acquisition Corp.

Motion Acquisition Corp. is a special purpose acquisition company (SPAC) founded by a management team and board comprised of seasoned business executives recognized as pioneers in the transportation software and technology sector that possess substantial operating and acquisition experience. Motion is listed on Nasdaq under the ticker symbol “MOTN.” For more information, please visit https://motionacquisition.com/.

Additional Information and Where to Find It

This press release relates to a proposed transaction between DocGo and Motion. Investors and security holders of Motion are urged to read the Registration Statement, which includes a final proxy statement/consent solicitation/prospectus, and any supplements thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about DocGo, Motion, and the proposed Business Combination. The definitive proxy statement will be mailed to Motion stockholders as of September 9, 2021. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/consent solicitation/prospectus and all other relevant documents filed or that will be filed with the SEC by Motion, once such documents are filed, through the website maintained by the SEC at www.sec.gov.

The documents filed by Motion with the SEC also may be obtained free of charge at Motion’s website at https://motionacquisition.com or upon written request to Motion’s counsel, Graubard Miller, 405 Lexington Avenue, New York, NY 10174. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Motion, DocGo, and certain of their respective directors and executive officers, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies from Motion’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements (including within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended) concerning DocGo. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) our plans, objectives and intentions with respect to future operations, services and products, (ii)  our competitive position and opportunities, and (iii) other statements identified by words such as “may”, “will”, “expect”, “intend”, “plan”, “potential”, “believe”, “seek”, “could”, “estimate”, “judgment”, “targeting”, “should”, “anticipate”, “predict” “project”, “aim”, “goal”, “outlook”, “guidance”, and similar words, phrases or expressions. These forward-looking statements are based on management’s current expectations and beliefs, as well as assumptions made by, and information currently available to, management, and current market trends and conditions. Forward-looking statements inherently involve risks and uncertainties, many of which are beyond our control, and which may cause actual results to differ materially from those contained in our forward-looking statements. Accordingly, you should not place undue reliance on such statements. Particular uncertainties that could materially affect current or future results include possible accounting adjustments made in the process of finalizing reported financial results; any risks associated with global economic conditions and concerns; the effects of global outbreaks of pandemics or contagious diseases or fear of such outbreaks, such as the COVID-19 coronavirus pandemic; competitive pressures; pricing declines; rates of growth in our target markets; our ability to improve gross margins; cost-containment measures; legislative and regulatory actions; the impact of legal proceedings and compliance risks; the impact on our business and reputation in the event of information technology system failures, network disruptions, cyber-attacks, or losses or unauthorized access to, or release of, confidential information; and the ability of the company to comply with laws and regulations regarding data privacy and protection. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts:

Blueshirt Capital Advisors
Michael Anderson / Cameron Felton
ir@docgo.com

Media Contact:

Natalie Weddle

Crowe PR

docgo@crowepr.com

(646) 916-5314

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